Exhibit 99.2

Jeffs’ Brands Appoints Security Executive Alon Dayan as CEO of KeepZone AI Inc., Strengthening Leadership in Global Homeland Security Expansion

Tel Aviv, Israel, Dec. 08, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced the appointment of Alon Dayan as Chief Executive Officer (“CEO”) of its wholly-owned subsidiary, KeepZone AI Inc., formerly known as Jeffs’ Brands Holdings Inc. (“KeepZone”). This strategic appointment comes on the heels of KeepZone’s recent entry into the global homeland security market through a definitive distribution agreement with Scanary Ltd. (“Scanary”), positioning the Company to capitalize on the surging demand for advanced AI-driven threat detection technologies.

Alon Dayan brings over 15 years of executive experience in the security, defense, and cyber-technology sectors, with a proven track record of founding and scaling innovative companies focused on systems integration, secure communications, and international business development. As Founder and CEO of L1-Systems Ltd. since 2014, Mr. Dayan has led complex projects in cyber solutions, intelligence systems, and telecommunications, forging strategic partnerships across Latin America, Eastern Europe, and Western Europe. His earlier roles include CEO of Virtual Crypto Technologies Inc., where he spearheaded product development and global sales for cryptocurrency ATM technologies, and Business Development Manager at Elbit Systems Ltd. (Nasdaq and TASE: ESLT), managing defense electronics sales to government and enterprise clients. Mr. Dayan holds a B.A. in Electrical and Electronic Engineering from Ariel University, Israel.

“We believe Alon Dayan is the ideal leader to guide KeepZone as we accelerate our pivot into the high-growth homeland security arena,” said Eliyahu Zamir, CEO of Jeffs’ Brands. “His deep domain knowledge in secure systems integration and cyber technology, combined with his success in building global partnerships, aligns perfectly with our mission to distribute Scanary’s revolutionary AI-radar screening systems. Under Alon’s stewardship, we believe KeepZone is poised to deliver seamless, high-throughput security solutions to critical infrastructure worldwide, driving significant value for Jeffs’ Brands shareholders.”

Mr. Dayan’s appointment demonstrates Jeffs’ Brands’ commitment to assembling a world-class team to execute its strategic rebranding and expansion plans .In his new role, Mr. Dayan will oversee the marketing and distribution of Scanary’s groundbreaking 3D imaging and AI-powered threat detection systems, which can scan up to 25,000 people per hour in open spaces without requiring stops- ideal for airports, stadiums, transit hubs, and major events.

“I am thrilled to join KeepZone at this crucial moment and lead the charge in transforming global security through innovative, frictionless technologies,” said Alon Dayan, incoming CEO of KeepZone. “With Jeffs’ Brands’ visionary approach and Scanary’s cutting-edge solutions, I believe we have an unparalleled opportunity to address the evolving needs of the homeland security market. My focus will be on forging key partnerships, optimizing system integrations, and expanding our footprint in exclusive territories like Canada, Germany, and the UAE, while driving non-exclusive growth in Spain and Italy.”

This leadership appointment builds on the momentum from KeepZone’s recent agreement with Scanary, which includes exclusive distribution rights for an initial 24-month period (extendable upon meeting purchase targets), a $1 million upfront payment payable in installments, and revenue-sharing mechanisms. The global homeland security market, according to a Global Market Insights report, is valued at over $11.4 billion and growing at a CAGR of 7%, represents a transformative opportunity for Jeffs’ Brands to diversify beyond e-commerce into mission-critical technologies.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the appointment of Mr. Dayan, the potential performance, adoption, and market impact of Scanary’s technologies, the Company’s ability to capitalize on opportunities in the homeland security market, and its expectations regarding future partnerships, distribution activities, expansion into new territories, and related revenue potential. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR- IR

Investor Relations, Israel

michal@efraty.com